FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2002

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE) S.A.
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     *     The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

September 26, 2002

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP UPDATES 2002 PROFIT OUTLOOK

BRUSSELS, Belgium — September 26, 2002 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, today announced changes to its 2002 earnings guidance, primarily due to continuing U.S. market softness.

In 2002, total Group sales will likely grow between 1.5% and 2.5% at constant exchange rates (excluding Super Discount Markets). Assuming current exchange rates for the balance of the year, this would imply a decline in sales of 1% to 2% versus prior year.

While most of the operations in Europe and Asia and the Hannaford banner in the U.S. performed during the summer months as expected, the two other U.S. banners of Delhaize Group – Food Lion and Kash n’ Karry – trended lower than anticipated in July, August and early September. Both banners, operating in areas that have been particularly hit by economic softness and aggressive competition, have invested to retain market share and customer loyalty, but their sales results have been negative on a comparable store basis. Delhaize Group currently expects U.S. comparable store sales growth in 2002 to be between 0.5% and 1.0% lower than the previous year.

“Delhaize Group is a healthy and resilient company and its management is fully focused on its challenges”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We will continue our ongoing process to improve our operations to generate consistent sales and earnings growth in the future, especially at Food Lion and Kash n’ Karry.”

Food Lion continues to strengthen its competitive position through price leadership, better operational execution everyday and enhancing its customers’ shopping experience in fresh products, service and convenience. Consumer surveys confirm improved customer perception of the fresh food offering and customer service. Food Lion also continues to improve its longer term positioning by an in depth renewal of its store concepts and the roll-out of its new and successful 38,000 ft2 and 28,000 ft2 store formats.

The Group’s U.S. operations’ market position in a competitive environment has been largely stable. In their 21 key markets, representing 80% of the U.S. sales, the U.S. banners of Delhaize

Group increased their market share in 2001 compared to the previous year by more than 0.5% in 7 markets, retained market share (between +0.5% and –0.5%) in 8 markets, and lost market share by more than 0.5% in 6 markets. In the first half of 2002, the figures were 2 markets advancing, 12 stable markets and 7 declining markets (Source: Market Scope by Trade Dimensions).

Operations in Europe have accelerated sales growth in the third quarter versus the first half of 2002. Delhaize Belgium has improved its sales growth rate and its profit progression and maintained its market share position as the new commercial policy implemented in January 2002 gains positive momentum.

As a result of the sales performance in the U.S. in the third quarter and anticipating weak trading conditions to continue in the U.S. through the remainder of 2002, Delhaize Group has lowered its expectation for cash earnings in 2002 to a decline of between 7% and 13% versus prior year at identical exchange rates. This is a cash earnings per share decline of 20% to 25% versus 2001. Delhaize Group had previously forecast cash earnings per share at constant currencies to be flat versus prior year. Assuming current exchange rates for the balance of the year, the new forecast would imply a decline of 24% to 29% in cash earnings per share versus the prior year.

Pierre-Olivier Beckers said that thanks to the fundamental health of the company, the ongoing strong cash flow generation and successful working capital management, Delhaize America is able to reiterate its previous objective to generate USD 1 billion free cash flow in the period 2001-2003. “Our U.S. operations are successfully managing inventories and payables.”

Mr. Beckers acknowledged that this forecast of results is not satisfactory. “However”, he said, “our company will weather this storm, and will keep building a prosperous future on the basis of its underlying strengths. With our lowered forecast at current exchange rates, yesterday’s closing share price on Euronext Brussels represented a multiple of expected 2002 cash earnings of only 7. I am confident that the elements are in place to bring significantly greater value to our shareholders over time.”

Delhaize Group will publish its third quarter 2002 earnings on November 7, 2002.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of the first half of 2002, Delhaize Group’s sales network consisted of 2,481 stores. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

DEFINITIONS

•	Cash earnings per share: reported earnings plus goodwill amortization, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests, divided by the weighted average number of shares during the period

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	Free cash flow: cash flow before financing activities less dividends and directors’ share of profit, less dividends paid by subsidiaries to minority interests

•	Results at constant exchange rates: results of the current year adjusted for the average exchange rates in the previous year compared to actual results prior year

This press release is available in English, French and Dutch. You can also find it on Delhaize Group’s web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize Group disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 26, 2002	By:	/s/ Michael R. Waller

Michael R. Waller
Senior Vice President

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